Materion corporation
6070 Parkland Blvd.
Mayfield Hts., OH 44124

Materion Corporation
6070 Parkland Blvd.
Mayfield Heights, Ohio 44124

January 15, 2015

Correspondence Filing Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Terence O’Brien, Branch Chief
Al Pavot
Sherry Haywood
Jay Ingram

Re:    Materion Corporation
December 31, 2013 Form 10-K filed March 14, 2014
September 26, 2014 Form 10-Q filed October 30, 2014
File No. 1-15885

Ladies and Gentlemen:
Materion Corporation, an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 24, 2014 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed March 14, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2014 filed October 30, 2014.
Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.
Form 10-K for the year ended December 31, 2013
Controls and Procedures, page 87
1.    We note the restatements caused by the material weakness related to physical inventory, the Item 4.02 Form 8-K filed February 26, 2014, and the information provided in the transcript of the 2013 fourth quarter earnings call. Given the materiality of your inventories to your financial statements, please provide us with additional information so we can fully understand the issue.

a)	Fully explain how the error occurred. We note from the transcript that the error was in the “use” of a system-generated report and was “clerical in nature”. Please provide enough detail so we can

Materion corporation
6070 Parkland Blvd.
Mayfield Hts., OH 44124

understand the extent to which the financial statement error was caused by “a new system report” and/or by a “clerical” error and/or by the $10 million theft of silver referenced on page 10.

b)	Tell us exactly what you did differently in the 4th quarter that enabled you to detect the error.

c)
Tell us whether physical inventory counts have consistently been performed on a quarterly basis in light of the material risks inherent in the accounting for precious metals inventory referenced in your letter to us dated August 16, 2012.

d)	Tell us how the specific remediation actions you propose would have prevented the 2013 inventory accounting error.

e)
Given that your 2013 Forms 10-Q disclosed that there had been no material changes in internal controls over financial reporting, please clarify how you determined that the accounting error did not relate to prior periods.

f)	Describe the alternate procedures you used to substantiate the inventory balances reported at December 31, 2013 and in the 2014 Forms 10-Q.

g)	Quantify the actual book to physical inventory losses identified in each of your 2013 and 2014 quarterly periods.

h)
We note your disclosures through the third quarter of 2014 that “As new controls are still being developed and others have not been in place long enough to provide sufficient assurances to support the conclusion that the identified material weakness has been fully remediated.” However, it is not clear to us why the material weakness has not yet been remediated if the error was primarily due to a clerical error. Please fully describe the specific factors that you considered in concluding that there was a material weakness in internal control over financial reporting for inventory as of September 26, 2014.

Response:

a)
The error occurred in connection with management’s review of the reconciliation of the compilation of our Buffalo, New York precious metal physical inventory count results. Our management review over the reconciliation of the precious metal inventory to our perpetual inventory has many components, including the reconciliation of precious metal held at third party refiners. The management review control over the reconciliation of the precious metal held at third party refiners is designed to ensure all precious metal held at or in transit to/from third party refiners is properly included or excluded in our counting results when reconciling to our perpetual inventory system.

More specifically, the error occurred as a result of undue reliance being placed upon a system generated report which, for the first time during the second quarter 2013, was used as the basis for management’s quantification of the precious metal inventory held at third party refiners during the physical inventory count. As a result of not properly reviewing and validating the data in this system generated report for completeness and accuracy, we double counted the content of precious metal material at our Buffalo, New York refinery specific to the precious metal held by or in transit from third party refiners.
To further illustrate how the error occurred, it is important to delineate the execution of management’s review control over the reconciliation of precious metal held at third party refiners prior to the second quarter of 2013 versus what failed in the second quarter of 2013.
Prior to the second quarter of 2013
During the compilation of our precious metal physical inventory count, the accounting individual manually prepared the listing of inventory held at third party refiners. This entailed examining each and every production order covering 100% of the material at third party refiners to determine the status of each and concluding proper cut-off and quantification of precious metal content. The management review control over the accuracy of inventory held at third party refiners during the

Materion corporation
6070 Parkland Blvd.
Mayfield Hts., OH 44124

precious metal physical inventory count, compilation, and reconciliation consisted of reviewing the detailed listing of production orders at third party refiners for completeness and accuracy.
During the second quarter of 2013
During the second quarter of 2013, the accounting individual began using a system generated report that listed all open production orders, and this report served as the basis for the precious metal content of inventory held at third party refiners. Rather than reviewing 100% of the population on this system generated report, the accounting individual and management relied upon its completeness and accuracy without ensuring all transactions had been properly included or excluded. During the fourth quarter of 2013, we determined that certain production orders with third party refiners (primarily precious metal movements specifically at or near the date of the inventory count) had not been entered timely into the system, and, therefore, the system generated report being relied upon in compilation of the physical count and used as part of management’s review of the reconciliation and compilation of the physical count results did not accurately reflect the amount of precious metal held at third party refiners. Therefore, precious metal inventory quantities were double counted during the consolidation of the Buffalo, New York physical inventory count, which led to an overstatement of inventory and an understatement of cost of sales.
The specific comments around “use,” “clerical in nature,” and “a new system report” were used to describe the fact that starting in the second quarter of 2013, the accounting individual used the system generated report to prepare the compilation of the precious metal physical inventory count that resulted in the double counting of inventory and the subsequent error in financial reporting. However, the material weakness was that the review of the reconciliation of the compilation did not detect the error. Management concluded that the deficiency was in the operating effectiveness of the review control.
There is no correlation between the error in the compilation of the Buffalo, New York precious metal inventory count in the second and third quarter of 2013 and the theft of precious metal from our Albuquerque, New Mexico facility, which occurred in prior periods.

b)
In the fourth quarter of 2013, we performed more detailed testing of the results of the fourth quarter physical inventory count and performed a more detailed review of the physical inventory reconciliation. Most significantly, precious metal quantities at third party refiners were traced and reconciled to third party refiner statements. As a result of these procedures, we determined that inventory was overstated. It was then determined that reliance on this system report as the basis for the inventory held at third party refiners during the quarterly physical inventory count without additional manual reconciliation and review was not proper.

c)	We have been taking quarterly physical inventories throughout 2013 and 2014 at our precious metal refining locations and plan to continue this process going forward.

d)
Historically, we have conducted a quarterly physical inventory count that includes formalized reconciliation, supervisory review and documentation procedures. The specific additional remediation actions we proposed and have implemented throughout 2014 that would have prevented the 2013 inventory accounting error include the following key items:

•
Transactions related to material movements with third party refiners are now entered timely into the system, and the precious metal quantities listed on the third party refiner’s monthly statements are reconciled to our perpetual inventory system.

•	We tested the system report for accuracy and completeness related to precious metal inventory quantities held at third party refiners.

Materion corporation
6070 Parkland Blvd.
Mayfield Hts., OH 44124

•
The reconciliation review process was enhanced to include the completion of a formal audit program performed by independent members of management who review, and, in many instances, re-perform key components of the entire physical inventory reconciliation summary. The audit program includes substantively testing numerous components of the reconciliation and 100% testing of the more complicated manual processes related to material at third party refiners.

•
A quarterly executive management team analysis and discussion of all results and key components of the reconciliation and audit process is conducted. The analysis consists of an approximate three-hour meeting where management members from finance, operations, and corporate executive members review: (1) variances between the physical count and the perpetual system, (2) results of the audit procedures performed by the independent review team, and (3) details of the precious metal inventory held at third party refiners.

We believe the remedial actions we have taken, including the increased level of formality and scrutiny applied to the details of the physical inventory, via the methods noted above provide assurance that the error that occurred in 2013 would be prevented from happening again.

e)
One key attribute of the management review control referenced in the response in a) above is a review of the accuracy and completeness of precious metal inventory at third party refiners. This attribute did not change during 2013. The error detected in the fourth quarter of 2013 first occurred in the second quarter of 2013 due to the introduction of a new system report. Management placed undue reliance on this electronic audit evidence in performing its review of the reconciliation of precious metal held at third party refiners. Once the error was identified in the fourth quarter of 2013, we reviewed the quarterly reconciliations going back to the first quarter of 2012 to ensure that the management review control operated effectively in prior quarters. As part of this management review, it was determined that the management review control operated effectively based on the fact that the precious metal content at third party refiners was supported by the manual reconciliation process referenced in the response in a) above.

f)
As of December 31, 2013 and as of the end of each quarter in 2014, management performed substantive testing procedures on high risk areas of the reconciliation, including 100% testing of the precious metal inventory held at outside refiners. In addition to these substantive testing procedures, there were enhanced review processes implemented during the first half of 2014 as identified in the response in d) above.

g)	The book-to-physical precious metals inventory results for the past seven quarters for our Buffalo, New York facility are as follows:

($ amounts in millions)

Period	Gain (Loss)	Accuracy*

Q3 - 2014	$1.5	99.69%
Q2 - 2014	0.6	99.87%
Q1 - 2014	0.3	99.93%
Q4 -2013	2.1	99.27%
Q3 - 2013	(0.3)	99.93%
Q2 - 2013	(6.5)	98.10%
Q1 - 2013	1.8	99.61%

Materion corporation
6070 Parkland Blvd.
Mayfield Hts., OH 44124

*Accuracy is the calculated gain or loss divided by the dollar value of the precious metal throughput during the period between physical inventories. Management uses this measure to determine how accurate our precious metal materials management is between physical inventories.

h)
The error in the use of the system report to support the quantity of material held at third party refiners was corrected immediately following identification. However, the audit program and reconciliation review process were being modified and enhanced during the first half of 2014 to ensure sufficiency and completeness of our review procedures. Our plan is to have these new controls in place for two quarters and tested for effectiveness prior to declaring remediation of the material weakness. Accordingly, because these new controls were not tested for effectiveness prior to the filing of our Form 10-Q for the third quarter of 2014, we concluded that the material weakness still existed as of September 26, 2014. We expect that, after having the new controls in place for two quarters and tested for effectiveness, we will be able to conclude that, as of December 31, 2014, the material weakness has been remediated, and we will make the appropriate disclosures in our annual report on Form 10-K for the year ending December 31, 2014.

Form 10-Q for the period ended September 26, 2014
Liquidity and Capital Resources, page 22

2.    We note the change in inventories has had a material adverse impact on your operating cash flows. The ratio of inventory as a percentage of quarterly cost of sales increased from 89% at September 27, 2013 to 96% at September 26, 2014, which increase had an 80% adverse impact on operating cash flows due to the disproportionately higher inventory balance. MD&A does not appear to disclose any material increases in product costs that could explain the variance. Please explain in future filings the factors contributing to this material variance. Show us what your disclosure would have looked like as of September 26, 2014. Refer to Sections 501.04 and 503.13.b.1 of the FRC for guidance. Lastly, we note your response dated August 6, 2012 to comment 4, wherein you told us that you “provide comments on changes in segment inventory levels to provide additional insight and supplemental information relative to inventory movements when warranted.” Given the large increase in the variance of the inventory to cost of sales ratio and the material negative impact it had on liquidity, it appears such additional disclosures are required for readers to understand the disparity.

Response:
In future quarterly and annual reports, we will provide further comment on any material variances related to inventory balance movements.

The additional disclosure in our Form 10-Q for the quarterly period ended September 26, 2014 in the Liquidities and Capital Resources section of our MD&A would have appeared as follows (additional disclosure underlined and in bold):

Net cash provided from operating activities totaled $21.0 million in the first nine months of 2014 versus $38.5 million in the comparable prior-year period. The primary drivers for the decrease versus the comparable prior period were increased inventory and accounts receivable to meet future growth requirements. Inventories increased $9.6 million and $9.1 million in the Beryllium and Composites and Performance Alloy segments, respectively, versus year end due primarily to higher inventory volumes. Inventories in the Beryllium and Composites segment increased versus year end due to the continued ramp up of production of the new beryllium pebbles facility. Year-to-date production of beryllium pebbles increased 19% versus the comparable period in the prior year. Performance

Materion corporation
6070 Parkland Blvd.
Mayfield Hts., OH 44124

Alloy inventories increased due to the timing of production and stocking of inventory in key product lines in anticipation of future sales activity, including higher levels of hydroxide and ToughMet products. This decrease was offset by an increase in net income of $13.8 million for the first nine months of 2014 compared with the corresponding period in 2013.

3.    Please explain to us the nature of the $1.6 million long-term income taxes liability balance.

Response:
The $1.6 million long-term income tax liability as of December 31, 2013 and September 26, 2014 is a liability associated with unrecognized tax benefits for uncertainty in income taxes in accordance with Accounting Standards Codification 740, Income Taxes. The amount is classified as a long-term liability, as the amount was not expected to be paid in cash within one year of December 31, 2013.

*    *    *

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-383-6889.

Very truly yours,

/s/ Joseph P. Kelley
Joseph P. Kelley
Vice President, Finance
and Chief Financial Officer